INOVA TECHNOLOGY, INC.
375 N. Stephanie St. Ste 1411
Henderson, NV 89014
Fax: 617-208-2968

Ms. Louise Dorsey, Associate Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Inova Restatements 2005-2008

Ms. Dorsey,

We have been working with Jorge Bonilla et al in regard to restatements of the following items in our financial statements:

1. To record management fees that were not originally accrued because the principals did not draw salaries. This has now been properly restated.
2. To account for the Web's Biggest acquisition under the guidance of reverse acquisition (originally the transaction was recorded as a reverse merger by the management). This had an impact of increasing equity and has now been properly restated.
3. To correct the accounting on the shares previously by the Company. We previously issued more shares than were authorized. This has now been properly restated.

We would like to request a waiver for the report of April 2006 audit due to the following:

1) In early 2007, our prior auditor, George Brenner resigned for health reasons. His firm is no longer registered with PCAOB. I contacted his office recently and have determined the SEC clients they had have been wound down and that Mr. Brenner is in no condition to reissue an audit letter for April 2006 audit.

2) The entity that was a big part of our operation during that period (Web's Biggest) is no longer owned by Inova and we no longer have access to accounting records for another auditor to undertake a new audit so it would be impracticable to do this.

3) Our current auditor, Malone and Bailey, PC, has audited our financial statements for the years ended April 30, 2007 and 2008 and has issued reports for our restatements. They have also reviewed the reverse acquisition transaction (which was the only significant change for April, 2006) and are doing our April, 2009 audit.

Also, because we are filing 15 statements at the same time, we would like to file them in one super filing report, such as a 1O-K/A or 8-K.

Given the following additional reasons, we believe after the amount of time and cost already spent on these issues, it is reasonable to seek an expeditious closure to this matter:

1. We are currently a small pink sheets company, with approximately 90% of the ownership with 2 principals;
2. At this time we have no plans to issue any new stock in the form of S1 rights offerings. We only plan to convert existing warrants for lenders;
3. Our trading is light and the non-principals are very small in number.

We were instructed to seek your approval for these items; thank you for your consideration. Please contact me should you have any questions.

Regards,

Bob Bates, CPA, CFO, CFE